Exhibit 99.1

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of 2,652,688.41 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

NOTICE OF AN ORDINARY AND EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
ON JUNE 22, 2005

Sent by Mail

Ladies and Gentlemen,

You are cordially invited to attend the General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on June 22, 2005 at 10:00 a.m. at the registered office of the Company, in order to deliberate on the agenda below.

This agenda includes, in addition to the resolutions proposed by the Board of Directors, and in accordance with the provisions of article L. 225-105 of the French Commercial (Code de commerce), four (4) draft resolutions proposed by Oscar S. Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S Overseas Fund Ltd, which have not been approved by the Board of Directors.

     Ordinary Agenda:

•	Reading of the Management Report of the Board of Directors and of the Statutory Auditor’s general report relating to the financial year ended on December 31, 2004;

•	Approval of the financial statements for the financial year ended on December 31, 2004; discharge of the directors and in accordance with Article 223 quater of the General Tax Code, approval of the expenses referred to in Article 39-4 of the General Tax Code;

•	Allocation of the result for the financial year ended on December 31, 2004;

•	Renewal of the directors’ offices;

•	Appointment of two new directors;

•	Allocation of annual attendance fees;

•	Reading of the Statutory Auditor’s special report and approval and/or ratification of the agreements referred to in Articles L. 225-38 et seq. of the Commercial Code;

     Extraordinary Agenda:

•	Issuance of 120,000 warrants (BSA), at a subscription price of 0.01 euro each, reserved to Messrs. Cesan, Dearstyne, Greco, Treilles, Smith and Deming; reading of the report of the Board of Directors and the special report of the Statutory Auditor; cancellation, as a consequence, of the preemptive rights of the shareholders, the warrant holders and any holder of any combined security, to the subscription of these warrants (BSA); authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA);

•	Issuance of 80,000 warrants (BSA), at a subscription price of 0.01 euro each, reserved to Mr. James C. Smith and Mr. David Deming; reading of the report of the Board of Directors and the special report of the Statutory Auditor; cancellation, as a consequence, of the preemptive rights of the shareholders, the warrant holders and any holder of any combined security, to the subscription of these warrants (BSA); authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA);

•	Increase of the share capital reserved to the Company’s employees;

•	Regularization of the issuance of 80,000 warrants (BSA) decided on June 22, 2004;

•	Powers and proxies.

Additional resolutions proposed by Oscar S. Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S Overseas Fund Ltd (the “OSS Group”), shareholders of the Company, and not approved by the Board of Directors to be added to the Ordinary Agenda

•	Removal and replacement of all directors whose office has been renewed or who have been elected upon proposal of the Board of Directors;

•	Appointment of Mr. Cornelis Boonstra as a director of Flamel Technologies SA for a one-year term to expire at the end of the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005;

•	Appointment of Mr. Randy H. Thurman as a director of Flamel Technologies SA for a one-year term to expire at the end of the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005;

•	Appointment of Mr. Elie Vannier as a director of Flamel Technologies SA for a one-year term to expire at the end of the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

The Board of Directors at a meeting held on May 18, 2005 decided not to approve the four (4) draft resolutions proposed by the OSS Group.

Please note that in the event that you are an ordinary shareholder and not able to attend the meeting, you may either grant a proxy to your spouse or to another shareholder, who will be attending the meeting, or vote by mail. You may also address a proxy to the Company without indicating any representative. In this latter case, please note that the Chairman of the meeting will thus: (i) vote in favor of the resolutions approved by the Board of Directors, and (ii) vote unfavorably for the other resolutions, which would have not been approved by the Board. If you wish to vote in another way, you shall give a proxy to a representative, who will agree to vote as you require.

Under no circumstances will you be allowed to return to the Company a document including both instructions of vote by mail and by proxy.

THE BOARD OF DIRECTORS

IMPORTANT:

IF YOU EXPECT NOT TO BE PRESENT AT THE MEETING, YOU MAY COMPLETE AND PROMPTLY RETURN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION), WHICH IS ENCLOSED FOR YOUR CONVENIENCE.

PLEASE NOTE THAT ANY ABSTENTION EXPRESSED IN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION) OR RESULTING FROM THE ABSENCE OF INDICATION OF VOTE WILL BE DEEMED TO BE AN UNFAVORABLE VOTE TO THE PROPOSED RESOLUTION.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON JUNE 22nd 2005, SHAREHOLDERS WILL BE INVITED TO VOTE ON A MEETING WHICH WILL BE HELD ON JUNE 30TH, 2005, ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE .

Quorum required under French law

The required quorum for ordinary resolutions is one fourth (25%) of the total outstanding shares. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ meeting.
At this second Meeting, no quorum is required for ordinary resolutions.

The required quorum for extraordinary resolutions is one third (33%) of the total outstanding shares with voting rights, upon first call of the shareholders’ meeting. If such quorum is not met, the Board of Directors will give a second notice of shareholders’ meeting. At this second meeting,which shall not take place earlier than six days after the first meeting, the required quorum is one fourth (25%) of the total outstanding shares with voting rights.

Enclosed documents:

•	Draft resolutions proposed by the Board of Directors to be submitted to the ordinary and extraordinary shareholders’ meeting;

•	Draft resolutions proposed by the OSS Group and the supporting statement (exposé des motifs);

•	Management report of the Board of Directors for the financial year ended on December 31, 2004, including a summary statement of the Company’s situation during the last financial year, accompanied with the report of the Chairman regarding the organization and preparation of the Board of Directors’ work and the internal control procedures;

•	Reports of the Board of Directors on the proposed issuance of warrants and subsequent capital increase;

•	Special Report of the Chairman on Stock Options;

•	Table of the Company’s results for the last five financial years;

•	Form of proxy and vote by mail;

•	Document and information request form;

•	Letter to the Shareholders from the Chairman.